Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

	Year ended December 28, 2003	Year ended December 26, 2004	Year ended December 25, 2005	Year ended December 31, 2006	Year ended December 30, 2007
Available earnings:
Earnings (loss) before interest expense and income taxes	$(96)	$(41)	$(578)	$(556)	$99
Add Fixed charges:
Interest Expense (excluding capitalized)	—	—	—	—	166
Amortization of loan costs	—	—	—	—	5
Interest factor in rents	6	6	7	5	10

Total earnings (loss) as definded	(90)	(35)	(571)	(551)	280

Fixed charges:
Interest expense incurred	—	—	—	—	166
Amortization of debt expense	—	—	—	—	5
Interest portion of rental expense	6	6	7	5	10
Preferred dividends of subsidiaries	—	—	—	—	—
Capitalized interest	—	—	—	—	—

Total fixed charges	6	6	7	5	181
Ratio of earnings to fixed charges					1.5

Deficiency in the coverage of earnings to fixed charges	15.0	5.8	81.6	110.2

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